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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments thereto Filed Pursuant to
                                  Rule 13d-2(a)
                                (Amendment No. )

                                  Simula, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                   829206101
                                 (CUSIP Number)

                             Stanley P. Desjardins
         2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004
                                  602-631-4005
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)



                               Page 1 of 6 Pages
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                               SCHEDULE 13D

CUSIP No.: 829206101


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Stanley P. Desjardins
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ X ]

                                                              (b) [   ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         OO

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e)                             [   ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                                            7.       SOLE VOTING POWER

                  NUMBER OF                          3,273,414
                   SHARES
                 BENEFICIALLY      ------------------------------------------
                   OWNED BY                 8.      SHARED VOTING POWER
                    EACH
                  REPORTING                         -0-
                   PERSON
                     WITH          ------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER

                                                     3,273,414

                                   ------------------------------------------

                                            10.      SHARED DISPOSITIVE POWER

                                                     -0-

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,273,414
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                [ X ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.28%
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14.      TYPE OF REPORTING PERSON*
         IN

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                      * See instructions before filling out


                               Page 2 of 6 Pages
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ITEM 1.  SECURITIES AND ISSUER

         This Schedule 13D relates to the Common Stock, par value $.01 per share, issued by Simula, Inc., an Arizona corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the Issuer's principal executive offices is 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004.

ITEM 2.  IDENTITY AND BACKGROUND

(a)      The name of the person filing this statement is Stanley P. Desjardins.

(b) Mr. Desjardins' address is 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004.

(c) Mr. Desjardins' principal occupation or employment is serving as the Chairman of the Board of Directors of the Issuer. The address out of which Mr. Desjardins conducts such occupation is 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004.

(d) During the last five years, Mr. Desjardins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Desjardins has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Desjardins is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Desjardins did not acquire any securities at the date of the event requiring the filing of this Schedule 13D. Rather, he already held such securities and was deemed to have acquired them at such date by virtue of Rule 13d-5(b)(1). Accordingly, Mr. Desjardins paid no consideration for the securities at such time. The events giving rise to the deemed acquisition are described in Item 6.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the deemed acquisition was to assist the Issuer in obtaining financing through the sale to LLCP (as defined below) of the Issuer's Securities (as defined below). See Item 6. Mr. Desjardins has no plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Desjardins beneficially owns 3,273,414 shares, or 29.28%, of the Issuer's Common Stock, of which Mr. Desjardins has a right to acquire no shares. Mr. Desjardins is a member of a group which beneficially owns, including Mr. Desjardins' shares, 4,774,897 shares, or 42.71%, of the Issuer's Common Stock. Other members of the group are


                               Page 3 of 6 Pages
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         Bradley P. Forst (431,154 shares, including 398,142 shares of which Mr.
         Forst has a right to acquire), James A. Saunders (344,880 shares, including 340,000 shares of which Mr. Saunders has a right to acquire) and Donald W. Townsend (725,449 shares, including 679,800 shares which Mr. Townsend has a right to acquire). The event resulting in the formation of such group is described in Item 6.

(b) With respect to Mr. Desjardins' 3,273,414 shares, Mr. Desjardins has sole power to vote 3,273,414 shares, shares the power to vote no shares, has sole power to dispose of 3,273,414 shares, and shares the power to vote no shares.

(c) There were no transactions in the Common Stock effected by any of Messrs. Desjardins, Townsend, Forst or Saunders during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 31, 1999, the Issuer, certain subsidiaries of the Issuer, Messrs. Desjardins, Townsend, Saunders and Forst (collectively, the "Principal Shareholders"), and Levine Leichtman Capital Partners II, L.P. ("LLCP") entered into a Securities Purchase Agreement pursuant to which LLCP acquired a Secured Senior Note Due 2000 in the principal amount of $5,000,000 (the "Term A Note"), a Secured Senior Note Due 2003 in the principal amount of $15,000,000 (the "Term B Note" and collectively with the Term A Note, the "Notes"), and a Warrant to Purchase 850,000 Shares of Common Stock (the "Warrant" and collectively with the Notes, the "Securities"). The execution of an Investor Rights Agreement among the Issuer, LLCP, and the Principal Shareholders dated December 31, 1999 (the "Investor Rights Agreement") was a condition to the obligation of LLCP to purchase the Securities. Such parties have amended or will amend the Investor Rights Agreement pursuant to a First Amendment to Investor Rights Agreement dated December 31, 1999 (the "First Amendment"). The Investor Rights Agreement, as amended or as to be amended by the First Amendment, is referred to in this
Schedule 13D as the "Investor Rights Agreement."

         Under the Investor Rights Agreement, the Issuer and the Principal Shareholders granted LLCP certain investment monitoring and other rights. Among other things, if an Event of Default (as defined in the Investor Rights Agreement) occurs, LLCP has the right to require the Issuer to cause to be elected to the Issuer's Board of Directors an individual designated by LLCP (the "LLCP Representative"). The LLCP Representative must remain a member until the later to occur of (A) the 180th day after the effective date of such election and (B) the date upon which the next annual meeting of the shareholders at which directors are to be elected shall occur. In connection with such election, each Principal Shareholder must vote his shares so that the LLCP Representative shall be elected or appointed to the Board for such period. Subject to certain exceptions, in no event shall the Issuer, the Board, any Principal Shareholder or any other person (other than LLCP) remove the LLCP Representative from the Board without the prior written consent of LLCP.


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         In addition, LLCP has certain co-sale rights under the Investor Rights
Agreement. If one or more Principal Shareholders propose to sell or transfer any shares of Common Stock owned by them ("Co-Sale Shares") as of the date of the Investor Rights Agreement in any transaction that does not constitute a Public Sale (as defined in the Investor Rights Agreement), they must notify the Issuer and LLCP in writing (the "Co-Sale Notice") at least 20 days before closing the proposed sale or transfer. LLCP has the right, exercisable upon written notice to the Principal Shareholders within 15 days after receipt of the Co-Sale Notice, to participate in such sale on the same terms and conditions as specified in the Co-Sale Notice. To the extent that LLCP exercises such right, the number of shares that the Principal Shareholders may sell in the transaction is correspondingly reduced. LLCP may sell all or any portion of that number of shares of Common Stock equal to the product of (a) the aggregate number of shares of Common Stock covered by the Co-Sale Notice, multiplied by (b) a fraction, the numerator of which is the number of shares of Common Stock or Warrant Shares, as applicable, owned by LLCP at the time of the sale or transfer (collectively, the "LLCP Shares"), and the denominator of which is the total number of issued and outstanding shares of Common Stock owned by the Principal Shareholders and LLCP at the time of the sale or transfer.

         In the event of any sale or purported sale of Co-Sale Shares by any Principal Shareholder in contravention of LLCP's co-sale rights, LLCP may exercise a right (the "Prohibited Transfer Put") to require such Principal Shareholder to purchase a number of shares of Common Stock equal to the number of shares LLCP would have been entitled to sell to the purchaser as described in the above paragraph.

         The Co-Sale rights and the Prohibited Transfer Put rights do not apply, however, to the first 1,000,000 shares of Common Stock now owned by Mr. Desjardins which are sold by him. In addition, LLCP's rights with respect to the Co-Sale Shares owned or held by any Principal Shareholder terminate on the date that is 180 days following the date his employment by the Issuer, if applicable, is terminated. Further, all of LLCP's Co-Sale rights and Prohibited Transfer Put rights expire on December 31, 2006.

         In addition, the Issuer granted to LLCP the right to purchase up to a pro rata share of New Securities (as defined in the Investor Rights Agreement) which the Issuer may from time to time propose to sell and issue.

         Finally, LLCP shall not, without the prior written consent of the Issuer, acquire shares of Common Stock after December 31, 1999 if, after giving effect to the number of shares of Common Stock then owned or held by LLCP, LLCP would beneficially own or hold more than 15% of the Common Stock calculated at such time on a fully diluted basis.

         A copy of the Investor Rights Agreement is attached as Exhibit 99.1 and a copy of the Form of the First Amendment is attached as Exhibit 99.2, and they are incorporated in their entirety in this Schedule 13D by reference. The above description of the Investor Rights Agreement is a summary of material provisions only and is qualified in its entirety by reference to the Investor Rights Agreement and the Amendment. Copies of the Securities Purchase Agreement, the Notes and the Warrant have been filed as exhibits to the Schedule 13D of LLCP filed on January 10, 2000 with the Securities and Exchange Commission.



                               Page 5 of 6 Pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number   Description
------   -----------

99.1 Investor Rights Agreement, dated December 31, 1999, among the Issuer, LLCP, and the Principal Shareholders.

99.2 Form of First Amendment to Investor Rights Agreement, dated December 31, 1999, among the Issuer, LLCP, and the Principal Shareholders.

99.3 Power of Attorney (incorporated by reference to Simula Inc.'s Form 10-K for the year ended December 31, 1997).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:   January 11, 2000.

                                        /s/ Stanley P. Desjardins
                                        _______________________________________
                                        Stanley P. Desjardins



                               Page 6 of 6 Pages